UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934*

VALOR GOLD CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92025W10
(CUSIP Number)

Stephen Alfers
President and Chief Executive Officer
Pershing Gold Corporation 1658 Cole Boulevard Building 6 - Suite 210 Lakewood, Colorado, 80401 877-705-9357
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
Deborah J. Friedman
Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202
303-892-9400

February 27, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Pershing Gold Corporation I.R.S. Identification Nos. of above persons (entities only) I.R.S. I.D.#: 26-0657736
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,000,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.9% (based on 77,112,500 shares of common stock outstanding as reported on Valor’s Annual Report on Form 10-K for the year ended December 31, 2012)
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 amends the Schedule 13D filed by Pershing Gold Corporation (“Reporting Person”) with respect to shares of the common stock of Valor Gold Corp., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Schedule 13D.

The following Items are hereby amended and restated in their entirety to read as follows:

Item 5. Interest in Securities of the Issuer

The Reporting Person has not purchased or sold any other shares of common stock of the Issuer during the past 60 days.

(a) – (b) Pershing beneficially owns 25.9% (based on 77,112,500  shares of common stock outstanding as reported on Valor’s Annual Report on Form 10-K for the year ended December 31, 2012).  Pershing has the sole power to vote and sole power to dispose of its Valor common stock.

(c) On February 27, 2013, Pershing sold 3,000,000 shares of Valor common stock for $0.10 per share (an aggregate of $300,000) in a private transaction.  On April 15, 2013, Pershing sold an additional 2,000,000 shares of Valor common stock for $0.07 per share (an aggregate of $140,000) in a private transaction.

(d) Other than the Pershing board of directors, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Valor common stock that is beneficially owned by Pershing.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 22, 2013

Pershing Gold Corporation

By:	/s/ Eric Alexander
Eric Alexander Vice President Finance and Controller